Exhibit 99.1

OKYO Pharma Limited
(“OKYO” or the “Company”)

OKYO publicly files a registration statement with the SEC

London and New York, N.Y., 6 December 2022 – OKYO Pharma Limited (LSE: OKYO; NASDAQ: OKYO), an ophthalmology-focused bio-pharmaceutical company which is developing OK-101 to treat dry eye disease to address the significant unmet need in the multi-billion-dollar market, announces, that it has filed a registration statement on Form F-1 with the U.S. Securities and Exchange Commission (“SEC”) relating to a secondary public offering of its American Depositary Shares (“ADSs”), each of which will represent 65 of the Company’s ordinary shares of no par value each (“Ordinary Shares”) in the United States (the “Offering”).

All ADSs to be sold in the Offering will be offered by OKYO. The number of ADSs to be offered and the price range for the Offering have not yet been determined. The Offering is subject to market conditions, and there can be no assurance as to whether, or when, the Offering may be completed or as to the actual size or terms of the Offering. The Offering will be conducted within the parameters of the authorities conferred upon OKYO by its shareholders at its annual general meeting on 7 September 2022.

Upon completion of the Offering, OKYO’s Ordinary Shares will continue to be admitted to listing on the standard segment of the Official List of the Financial Conduct Authority (“FCA”) (“Standard Listing”) and to trading on the main market for listed securities (“Main Market”) of London Stock Exchange plc (“LSE”) under the symbol “OKYO” and on the NASDAQ under the symbol “OKYO”.

ThinkEquity is acting as the sole bookrunning manager for the Offering. The Offering will be made only by means of a prospectus, which, for the avoidance of doubt, will not constitute a “prospectus” in any member state of the European Economic Area (“EEA”) for the purposes of Regulation (EU) 2017/1129 (as amended) (the “EU Prospectus Regulation”) or in the UK for the purposes of the EU Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended) (the “UK Prospectus Regulation”). In order to admit the underlying Ordinary Shares to a Standard Listing and to trading on the Main Market of the LSE, OKYO has prepared a prospectus for the purposes of the UK Prospectus Regulation (the “UK Admission Prospectus”). The UK Admission Prospectus is being reviewed by the FCA as the competent authority in the UK and will be published as part of the completion of the Offering. However, no offer of securities to the public is being made in any member state of the EEA or the UK.

When available, copies of the preliminary prospectus relating to and describing the terms of the Offering may be obtained from ThinkEquity, 17 State Street, 41st Floor, New York, New York 10004, by telephone at (877) 436-3673, by email at prospectus@think-equity.com. Electronic copies of the final prospectus supplement and accompanying prospectus will also be available on the SEC’s website at http://www.sec.gov.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold, nor may offers to buy these securities be accepted, prior to the time the registration statement becomes effective. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the U.S. Securities Act of 1933, as amended (“Securities Act”). This announcement is being issued in accordance with Rule 134 under the Securities Act.

For the purposes of UK MAR, the person who arranged the release of this information is Gary S. Jacob, Chief Executive Officer.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSE OF ARTICLE 7 OF REGULATION 2014/596/EU WHICH IS PART OF UNITED KINGDOM (“UK”) DOMESTIC LAW PURSUANT TO THE MARKET ABUSE (AMENDMENT) (EU EXIT) REGULATIONS (SI 2019/310) (“UK MAR”). UPON THE PUBLICATION OF THIS ANNOUNCEMENT, THIS INSIDE INFORMATION (AS DEFINED IN UK MAR) IS NOW CONSIDERED TO BE IN THE PUBLIC DOMAIN.

For further information, please contact:

OKYO Pharma Limited

Gary S. Jacob, Chief Executive Officer	+44 (0)20 7495 2379

Gabriele Cerrone, Non-Executive Chairman

ThinkEquity Ramnarain Jaigobind Priyanka Mahajan	+1 (877) 436-3673

LifeSci Advisors (Investor Relations)	ikoffler@lifesciadvisors.com

Irina Koffler	+1-917-734-7387

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements including with respect to the creation of a trading market for ADSs representing the Ordinary Shares in the United States. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including if the Company’s registration statement is not declared effective by the SEC. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For readers in the EEA

In any EEA member state, this announcement is only addressed to and directed at “qualified investors” in that EEA member state within the meaning of Article 2(e) of the EU Prospectus Regulation.

For readers in the UK

In the UK, this announcement is only addressed to and directed at “qualified investors” in the UK within the meaning of Article 2(e) of the UK Prospectus Regulation.

In addition, in the UK, this announcement, in so far as it constitutes an invitation or inducement to enter into investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended) (“FSMA”)) in connection with the securities which are the subject of the Offering or otherwise, is being directed only at persons who (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of securities in the UK.

The ADSs offered in the Offering will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ADSs will be engaged in only with relevant persons. Any person in the UK who is not a relevant person should not act or rely on this announcement or any of its contents. This announcement does not contain an offer or constitute any part of an offer to the public within the meaning of sections 85 and 102B of FSMA or otherwise.